UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: _____May 18, 2007_____
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	INTEGRYS ENERGY GROUP, INC. (A Wisconsin Corporation) 130 East Randolph Drive Chicago, Illinois 60601-6207 (312) 228-5400	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

On May 18, 2007, Integrys Energy Group, Inc. entered into a Guaranty to fully and unconditionally guaranty the $400 million Credit Agreement among Peoples Energy Corporation (a wholly owned subsidiary of Integrys Energy Group) and Bank of America, N.A., as Administrative Agent, JPMorgan Chase Bank, N.A., as Syndication Agent, ABN AMRO Incorporated, US Bank National Association, and The Bank of Tokyo-Mitsubishi, Ltd. Chicago Branch, as Co-Documentation Agents, and Banc of America Securities, LLC, J.P. Morgan Securities Inc, and ABN AMRO Incorporated as Co-Lead Arrangers and Joint Bookrunners, dated June 13, 2006 (the "Credit Agreement").

In conjunction with the Guaranty, Peoples Energy Corporation entered into a First Amendment and Consent to Credit Agreement (the "Amendment"). The Agreement provides that Peoples Energy will provide financial reports of Integrys Energy Group to the Administrative Agent in substitution the financial reports of Peoples Energy Corporation that would otherwise be required under the Credit Agreement. The Amendment also provides that the financial covenant which required Peoples Energy Corporation to maintain a capital ratio of no higher than 0.65 to 1 will be calculated with respect to Integrys Energy Group utilizing its financial information. In addition, the Amendment amended certain default provisions under the Credit Agreement which allowed for the repayment of loans under the Credit Agreement, if any, to become accelerated upon Peoples Energy Corporation's default under other indebtedness in excess of $15,000,000. The Amendment provides that repayment of loans under the Credit Agreement, if any, may be accelerated in the event of a default under other indebtedness by Peoples Energy Corporation or Integrys Energy Group in excess of $35,000,000.

A copy of the Guaranty, dated May 18, 2007, by and among Integrys Energy Group, Inc. and Bank of America, N.A. in its capacity as administrative agent is attached as Exhibit 10.1 and a copy of the Amendment is attached as Exhibit 10.2.

Item 2.03   Creation of a Direct Financial obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information provided in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03.

Item 9.01   Financial Statements and Exhibits.

        (a)   Not applicable.

        (b)   Not applicable.

        (c)   Not applicable.

        (d)   <u>Exhibits</u>. The following exhibits are being filed herewith:

                10.1   Guaranty, dated May 18, 2007, by and among Integrys Energy Group, Inc. and Bank of America, N.A. in its capacity as Administrative Agent

                10.2   First Amendment and Consent to Credit Agreement dated May 18, 2007 between Peoples Energy Corporation and Bank of America N.A., as Administrative Agent

                10.3   Credit Agreement dated as of June 13, 2006, by and among Peoples Energy Corporation, the financial institutions party hereto, and Bank of America, N.A., JPMorgan Chase Bank, N.A., ABN AMRO Incorporated, US Bank National Association, and The Bank of Tokyo-Mitsubishi, Ltd. Chicago Branch, as agents (Incorporated by reference to Exhibit 10(a) to Peoples Energy Corporation – Form 10-Q for the quarter ended June 30, 2006)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRYS ENERGY GROUP, INC.

By: /s/ Bradley A. Johnson
    Bradley A. Johnson
    Vice President and Treasurer

Date: May 21, 2007

INTEGRYS ENERGY GROUP, INC.

Exhibit Index to Form 8-K
Dated May 18, 2007

Exhibit Number	Description
10.1	Guaranty, dated May 18, 2007, by and among Integrys Energy Group, Inc. and Bank of America, N.A. in its capacity as Administrative Agent
10.2	First Amendment and Consent to Credit Agreement dated May 18, 2007 between Peoples Energy Corporation and Bank of America N.A., as Administrative Agent
10.3	Credit Agreement dated as of June 13, 2006, by and among Peoples Energy Corporation, the financial institutions party hereto, and Bank of America, N.A., JPMorgan Chase Bank, N.A., ABN AMRO Incorporated, US Bank National Association, and The Bank of Tokyo-Mitsubishi, Ltd. Chicago Branch, as agents (Incorporated by reference to Exhibit 10(a) to Peoples Energy Corporation – Form 10-Q for the quarter ended June 30, 2006

Exhibit 10.1

GUARANTY

This **GUARANTY** dated as of May 18, 2007 (the "*Guaranty*"), is executed by Integrys Energy Group, Inc., a Wisconsin corporation (the "*Guarantor*") to and for the benefit of Bank of America, N.A., in its capacity as administrative agent for the Banks (as defined below) (in such capacity, the "*Administrative Agent*").

WHEREAS, Peoples Energy Corporation, an Illinois corporation (the "*Borrower*") has obtained a revolving line of credit in the original amount of $400,000,000 pursuant to that certain Credit Agreement dated as of June 13, 2006 by and among the Borrower, the Administrative Agent and the other Banks party thereto (the "*Banks*") as amended by that certain letter agreement effective as of March 6, 2007 by and between the Borrower and the Administrative Agent (the Credit Agreement as so amended is referred to herein as, the "*Credit Agreement*");

WHEREAS, contemporaneously with the execution of this Guaranty, the Borrower and the Administrative Agent are entering into a First Amendment and Consent to Credit Agreement to provide for, among other things, the delivery of this Guaranty;

WHEREAS, the Borrower is a wholly owned subsidiary of the Guarantor and the extension of credit by the Banks is desirable to the conduct and operation of the business of the Borrower and will inure to the financial benefit of the Guarantor;

WHEREAS, the Administrative Agent has requested that Guarantor execute and deliver this Guaranty and the Guarantor has agreed to execute and deliver this Guaranty; and

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1.   Definitions. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Credit Agreement.

2.   Guaranty. Guarantor does hereby fully and unconditionally guaranty for the benefit of the Banks and the Administrative Agent (a) the due and punctual payment of all "Obligations" (as defined in the Credit Agreement) of Borrower, whether on the Termination Date or at any earlier or accelerated date or dates as provided in the Credit Documents or at any time hereafter made or granted, and the due and punctual performance in full of all other obligations of the Borrower under the Credit Documents (collectively, the "*Guaranteed Obligations*") and (b) in case of any extension of time of payment or renewal of any of the Guaranteed Obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether on the Termination Date, by acceleration, or otherwise. In case of the failure of Borrower to punctually make any such payment of the Obligations, Guarantor hereby agrees to cause any such payment to be made promptly when and as the same shall become due and payable. This Guaranty constitutes a guaranty of payment and not of collection and shall not be impaired by the failure to endorse evidence of this Guaranty on any Credit Document.

Guarantor hereby agrees that its obligations under this Guaranty shall be as if it were principal debtor and not merely surety, and shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of any Note or any other Credit Document, any failure to enforce the provisions of any Note or any other Credit Document, or any waiver, modification or indulgence granted to Borrower with respect thereto, by any Bank or the Administrative Agent, or any other circumstance which may otherwise constitute a legal or equitable discharge of a surety or guarantor; *provided, however*, that, notwithstanding the foregoing, no such waiver, modification, or indulgence shall, without the consent of Guarantor, increase the aggregate principal amount of the Revolving Credit Commitments (except any increase resulting from the Borrower's exercise of the "Increase Option" as set forth in Section 2.1(b) of the Credit Agreement) or the interest rate thereon or increase any premium payable thereon.

3.   Representations and Warranties.   Guarantor represents and warrants to the Administrative Agent and the Banks as follows:

(a)   Guarantor has the requisite power, authority, capacity and legal right to execute, deliver and perform this Guaranty and all other documents required to be executed and delivered in connection herewith. This Guaranty and all other documents required to be executed and delivered by Guarantor, when executed and delivered, will constitute legal, valid and binding obligations of Guarantor, enforceable against Guarantor in accordance with their terms subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to or affecting creditor's rights and general principles of equity, regardless of whether considered in a proceeding in equity or at law;

(b)   The execution, delivery and performance of this Guaranty by the Guarantor do not and will not (i) require the consent or approval of, any governmental body, agency or authority, or (ii) result in a breach of or constitute a default under, or result in the imposition of, any lien, charge or encumbrance upon any property of the Guarantor pursuant to (A) any of the Guarantor's organizational documents or (B) any indenture or other agreement or instrument under which the Guarantor is a party or by which it or any of its properties may be bound or affected, other than, with respect to clause (ii)(B) above, those which are not reasonably expected to result in a material adverse effect on the Guarantor or its subsidiaries.

(c)   As of the date of this Guaranty, there is not any litigation, arbitration, governmental or administrative proceedings, actions, examinations, claims or demands pending or, to the Guarantor's knowledge, threatened against the Guarantor that would reasonably be expected to materially adversely affect performance by Guarantor of its obligations under this Guaranty;

(d)   Guarantor has taken all necessary corporate action to ensure that the execution, delivery and performance of this Guaranty have been duly authorized; and

2

(e)   The execution, delivery and performance of this Guaranty by Guarantor and compliance with the provisions hereof by Guarantor will not violate any provision of Guarantor's Articles of Incorporation or By-laws.

4.   <u>Covenants and Agreements</u>. Guarantor hereby acknowledges, covenants and agrees that:

(a)   Guarantor shall be subrogated to all rights of any Banks and Administrative Agent against Borrower in respect of any amounts paid to such Bank or Administrative Agent by Guarantor pursuant to the provisions of this Guaranty; *provided, however*, that Guarantor shall not be entitled to enforce, or to receive any payments arising out of or based upon, such right of subrogation until the Obligations have been paid in full.

(b)   This Guaranty shall continue in full force and effect until payment of the Obligations in full and the termination of all Commitments thereunder.

(c)   The Guarantor's liability under this Guaranty shall in no way be modified, affected, impaired, reduced, released or discharged by: (i) any acceptance by the Administrative Agent or any Bank of any new or renewal Note or Notes, or of any security or collateral for, or other guarantors or obligors of, any of the Obligations; (ii) any compromise, settlement, surrender, release, discharge, renewal, refinancing, extension, alteration, exchange, sale, pledge or election by the Administrative Agent or any Bank with respect to the Obligations or any note by the Borrower, or with respect to any collateral under Section 1111 or any action taken under Section 364, or any other section of the United States Bankruptcy Code, now existing or hereafter amended, or other disposition of, or substitution for, or indulgence with respect to, or failure, neglect or omission to realize upon, or to enforce or exercise any liens or rights of appropriation or other rights of the Administrative Agent or any Bank with respect to, the Obligations or any security or collateral therefor or any claims against any person or persons primarily or secondarily liable thereon; (iii) any failure, neglect or omission to perfect, protect, secure or insure any of the foregoing security interests, liens, or encumbrances of the properties or interests in properties subject thereto; or (iv) any change in the Borrower's name or the merger of the Borrower into another corporation or other entity or omission of any kind or at any time upon the part of any Bank or the Administrative Agent.

(d)   No delay on the part of the Administrative Agent or the Banks in the exercise of any right or remedy shall operate as a waiver thereof, and no single or partial exercise by the Administrative Agent of any right or remedy shall preclude other or further exercise thereof, or the exercise of any other right or remedy. No modification, termination, discharge or waiver of any of the provisions hereof shall be binding upon the Administrative Agent, except as expressly set forth in a writing duly signed and delivered on behalf of the Administrative Agent.

(e)   Should a claim (a "*Repayment Claim*") be made upon the Administrative Agent or any Bank at any time for repayment of any amount received by the Administrative Agent or such Bank in payment of the Obligations, or any part thereof, whether received from the Borrower or the Guarantor pursuant hereto by reason of: (a) any judgment, decree or order of any court or administrative body having jurisdiction over the Administrative Agent or such Bank or any of their respective properties; or (b) any settlement or compromise of any such Repayment Claim effected by the Administrative Agent or such Bank, in its sole discretion, with the claimant (including the Borrower), the Guarantor shall remain liable to the Administrative Agent or such Bank for the amount so repaid to the same extent as if such amount had never originally been received by the Administrative Agent or such Bank, notwithstanding any termination hereof or the cancellation of any note or other instrument evidencing the Obligations.

(f)   Guarantor shall aid and assist the Borrower in satisfying all of the Borrower's obligations set forth in Sections 7.3 and 7.6 of the Credit Agreement and shall provide the Borrower with information sufficient to allow the Borrower to make the representations and warranties contained in Section 5.3 of the Credit Agreement to the extent such representations and warranties relate to the Guarantor.

5.   Waivers. Guarantor hereby waives:

(a)   diligence, presentment, demand of payment, filing of claims with a court in the event of a merger or bankruptcy of Borrower, any right to require a proceeding first against Borrower, protest or notice with respect to any Note or the indebtedness evidenced thereby, and all demands whatsoever, and covenants that this Guaranty will not be discharged with respect to any Note except by payment in full of the Obligations.

(b)   any and all defenses, claims and discharges of the Borrower pertaining to the Obligations, except the defense of discharge by payment in full of the Obligations and the termination of the Commitments thereunder.

6.   Restrictions on Liens. After the date of this Guaranty and so long as this Guaranty remains effective, Guarantor will not pledge, mortgage, hypothecate or grant a security interest in, or permit any mortgage, pledge, security interest or other lien upon, any capital stock of any Guarantor Subsidiary now or hereafter directly or indirectly owned by Guarantor to secure any Indebtedness, without making effective provisions whereby the Obligations shall be (so long as such other Indebtedness shall be so secured) equally and ratably secured with any and all such other Indebtedness and any other indebtedness similarly entitled to be equally and ratably secured; *provided, however*, that this restriction shall not apply to nor prevent the creation or existence of (a) any mortgage, pledge, security interest, lien or encumbrance upon any such capital stock (i) created at the time of the acquisition of such capital stock by Guarantor or within one year after such time to secure all or a portion of the purchase price for such capital stock or (ii) existing thereon at the time of the acquisition thereof by Guarantor (whether or not the

obligations secured thereby are assumed by Guarantor), or (b) any extension, renewal or refunding of any mortgage, pledge, security interest, lien or encumbrance described in clause (a) above on capital stock of any Guarantor Subsidiary theretofore subject thereto (or substantially the same capital stock) or any portion thereof.

In case Guarantor or any Guarantor Subsidiary shall propose to pledge, mortgage, hypothecate or grant a security interest in any capital stock of any Guarantor Subsidiary owned by Guarantor or such Guarantor Subsidiary to secure any Indebtedness, other than as permitted by clauses (a) and (b) in the preceding paragraph, Guarantor will prior thereto give written notice thereof to the Administrative Agent, and Guarantor will prior to or simultaneously with such pledge, mortgage, hypothecation or grant of security interest, in form satisfactory to the Administrative Agent, effectively cause the Obligations to be secured (for so long as other Indebtedness shall be secured) equally and ratably with such Indebtedness and with any other indebtedness for money borrowed similarly entitled to be equally and ratably secured.

For purposes of this Section 6, *"Guarantor Subsidiary"* means (i) any corporation of which more than 50% of the outstanding securities having ordinary voting power shall at the time be owned or controlled, directly or indirectly, by Guarantor or by one or more other Guarantor Subsidiaries or by Guarantor and one or more other Guarantor Subsidiaries, or (ii) any partnership, association, joint venture or similar business organization of which more than 50% of the ownership interests having ordinary voting power shall at the time be so owned or controlled.

7. <u>Guarantor May Consolidate</u>. Nothing contained in this Guaranty or any of the Credit Documents shall prevent any consolidation or merger of Guarantor with or into any other Person or Persons (whether or not affiliated with Guarantor), or successive consolidations or mergers in which Guarantor or its successor or successors shall be a party or parties, or shall prevent any conveyance or transfer of the properties and assets of Guarantor as an entirety or substantially as an entirety to any other Person (whether or not affiliated with Guarantor) lawfully entitled to acquire the same; *provided, however*, and Guarantor hereby covenants and agrees, that upon any such consolidation, merger, conveyance or transfer, (a) the obligations of Guarantor as set forth in this Guaranty shall be expressly assumed by an assumption agreement, in form reasonably satisfactory to the Administrative Agent, executed and delivered to the Administrative Agent by the Person (if other than Guarantor) formed by such consolidation, or into which Guarantor shall have been merged, or by the Person which shall have acquired such properties and assets and (b) Guarantor shall deliver to the Administrative Agent an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, conveyance or transfer and, if an assumption agreement is required in connection with such transaction, such assumption agreement, comply with this Section 7 and that all conditions precedent herein provided for relating to such transaction have been fulfilled.

Upon any consolidation of Guarantor with, or merger of Guarantor into, any other Person or any conveyance or transfer of the properties and assets of Guarantor as an entirety or substantially as an entirety in accordance with this Section 7, the successor Person formed by such consolidation or into which Guarantor is merged or to which such conveyance or transfer is made shall succeed to, and be substituted for, and shall have all obligations and may exercise every right and power of, Guarantor under this Guaranty and the other Credit Documents with the same effect as if such successor Person had been named as Guarantor herein, and thereafter, in the case of a conveyance or transfer, the predecessor Person shall be relieved of all obligations and covenants under this Guaranty and the other Credit Documents.

8.   Governing Law. This Guaranty shall be construed in accordance with and governed by the internal laws of the State of Illinois. Any legal action or proceeding with respect to this Guaranty shall be brought in the courts of the State of Illinois or of the United States for the Northern District of Illinois.

9.   Successors and Assigns. Guarantor agrees that this Guaranty shall inure to the benefit of and may be enforced by the Administrative Agent, and any holder of the Notes and their respective successors and assigns, and shall be binding upon and enforceable against Guarantor and its respective successors and assigns. All references herein to the Borrower and to the Guarantor, respectively, shall be deemed to include any successors or assigns, whether immediate or remote, to such corporation.

[signature page follows]

IN WITNESS WHEREOF, this Guaranty has been executed as of the date first above written.

GUARANTOR:

INTEGRYS ENERGY GROUP, INC.

By: Bradley A. Johnson
Name: Bradley A. Johnson
Title: Vice President and Treasurer

Accepted and Agreed:

BANK OF AMERICA, N.A.,
as Administrative Agent

By:
Name: JOHN P. WOFFORD
Title: VICE PRESIDENT

Exhibit 10.2

FIRST AMENDMENT AND CONSENT TO CREDIT AGREEMENT

This FIRST AMENDMENT AND CONSENT TO CREDIT AGREEMENT (this "Amendment") is entered into and effective as of May 18, 2007 among PEOPLES ENERGY CORPORATION, an Illinois corporation (the "Borrower"), the Banks party hereto and BANK OF AMERICA, N.A., as Administrative Agent (the "Administrative Agent"). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Credit Agreement (as defined below).

RECITALS

WHEREAS, the Borrower, the Banks and the Administrative Agent are party to that certain Credit Agreement dated as of June 13, 2006 (as amended and modified from time to time, the "Credit Agreement");

WHEREAS, the Borrower, the Banks and the Administrative Agent are party to that certain consent letter dated as of March 14, 2007 (the "Consent") that allowed the Borrower to use an alternative rating mechanism based solely on the Credit Rating of the Borrower as determined by Standard & Poors Rating Services (the "First Alternative Rating Mechanism").

WHEREAS, the Borrower requests (a) to provide a Parent Guaranty (defined below), (b) to deliver financial statements based on the Parent instead of the Borrower and make certain changes in connection therewith and (c) to replace the First Alternative Rating Mechanism with a second alternative rating mechanism based on the Parent's credit rating as determined by both Standard & Poors Rating Services and Moody's Investors Service (the "Second Alternative Rating Mechanism").

WHEREAS, the Required Banks are willing to consent to the Second Alternative Rating Mechanism and amend the Credit Agreement to reflect the Parent Guaranty, the Parent financial statements and the other changes in connection therewith, subject to the terms set forth herein as more fully set forth below.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1.   Amendments to Credit Agreement.

(a)   New Definitions. The following definitions are added to Section 1.1 of the Credit Agreement in the appropriate alphabetical order to read as follows:

"*First Amendment Effective Date*" means May 18, 2007.

"*Funded Debt*" of any Person means, without duplication, the sum of (a) all Indebtedness of such Person for borrowed money, except to the extent such Indebtedness is "non-recourse" to such Person or recourse for payment of such Indebtedness is limited to specific assets of such Person (whether or not included on a consolidated balance sheet of such Person), (b) the principal portion of all obligations of such Person under capital lease obligations, (c) all obligations, contingent or otherwise, relative to the face amount of all letters of credit issued to support Indebtedness of the kinds referred to in clauses (a) and (b) above, (d) Guaranty Obligations of such Person with respect to Indebtedness and obligations of the type described in clauses (a) through (c) hereof, of another Person Guaranteed by such Person; provided that such obligations are required to be reported as liabilities on a balance sheet of such Person prepared in accordance with GAAP (and without duplication of any liability already appearing as a liability on such balance sheet); and further provided that, in the event a Guaranty Obligation is limited as to dollar amount, such Guaranty Obligation shall not exceed such limitation, and (e) all Indebtedness and obligations of the type described in clauses (a), (b), and (c) hereof of another Person, secured by a Lien on any property of such Person whether or not such Indebtedness or obligations has been assumed by such Person. Notwithstanding the foregoing, Funded Debt shall not include trust preferred securities, if any, shall not include interest on Indebtedness that is accrued in the ordinary course of business and shall not include intercompany Indebtedness.

"*Guaranty Obligations*" means, with respect to any Person, without duplication, any obligations (other than endorsements in the ordinary course of business of negotiable instruments for deposit or collection) guaranteeing any Funded Debt of any other Person in any manner, whether direct or indirect, and including without limitation any obligation, whether or not contingent, (a) to purchase any such Funded Debt, or (b) to advance or provide funds or other support for the payment or purchase of such Funded Debt or to maintain working capital, solvency or other balance sheet condition of such other Person. The amount of any Guaranty Obligation hereunder shall (subject to any limitations set forth therein) be deemed to be an amount equal to the outstanding principal amount (or maximum principal amount, if larger) of the Indebtedness in respect of which such Guaranty Obligation is made; provided that, in the event a Guaranty Obligation is limited as to dollar amount, such Guaranty Obligation shall not exceed such limitation.

"*Parent*" means Intergrys Energy Group, Inc., a Wisconsin corporation, and its permitted successors and assigns.

"*Parent Capitalization*" means, as of any date of determination thereof, the sum of (a) Parent Net Worth excluding accumulated other comprehensive income and loss plus (b) Parent Total Funded Debt.

"*Parent Guaranty*" means that certain Guaranty, dated as of May 18, 2007, between the Parent and the Administrative Agent.

"*Parent Net Worth*" means, as of any date of determination thereof, the amount reflected as shareholders equity upon a consolidated balance sheet of the Parent and its Subsidiaries, as determined in accordance with GAAP.

"*Parent Total Funded Debt*" means all Funded Debt of the Parent and its Subsidiaries, without duplication, on a consolidated basis, as determined in accordance with GAAP.

"*Permitted Energy Transactions*" means commodity sale, purchase or option agreements or other commodity transactions or purchase or sale of weather derivatives entered into by the Borrower or any Principal Subsidiary in the ordinary course of the energy or energy related industry for non-speculative purposes relating to the purchase or sale of electric power, electric power transmission capacity, natural gas, natural gas transportation capacity, natural gas storage, generation spark spreads, heating oil, crude oil, propane, coal or currency.

"*Principal Subsidiary*" means (a) any of Wisconsin Public Service Corporation, Upper Peninsula Power Company, WPS Resources Capital Corporation, WPS Energy Services, Inc., the Borrower and their respective successors and (b) any other Subsidiary, whether owned directly or indirectly by the Parent, which, with respect to the Parent and its Subsidiaries taken as a whole, represents at least twenty percent (20%) of the Parent's consolidated assets or the Parent's consolidated net income (or loss), as shown on the most recent financial statements delivered to the Administrative Agent pursuant to Section 7.3.

(b) Existing Definitions. The following definitions in Section 1.1 of the Credit Agreement are amended and restated in their entirety to read as follows:

"*Capital Ratio*" means, as of any date of determination thereof, the ratio, rounded downwards to two decimal points, of (a) Parent Total Funded Debt to (b) Parent Capitalization.

"*Credit Documents*" means this Agreement, the Notes, the Fee Letters, the Master Letter of Credit Agreement, the Applications, the Letters of Credit and the Parent Guaranty.

"*Credit Rating*" means, at any time, the long-term senior unsecured non-credit enhanced debt rating of the Parent as determined by Standard & Poors' Ratings Services and/or Moody's Investors Service.

"GAAP" means generally accepted accounting principles in the United States applied on a consistent basis and subject to Section 1.3.

"*Indebtedness*" of any Person means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, or upon which interest payments are customarily made, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person to the extent of the value of such property (other than customary reservations or retentions of title under agreements with suppliers entered into in the ordinary course of business), (d) all obligations, other than intercompany items, of such Person issued or assumed as the deferred purchase price of property or services purchased by such Person which would appear as liabilities on a balance sheet of such Person (other than trade payables), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such person, whether or not the obligations secured thereby have been assumed, (f) all Guaranty Obligations of such Person, (g) the principal portion of all obligations of such Person under (i) capital lease obligations and (ii) any synthetic lease, tax retention operating lease, off-balance sheet loan or similar off-balance sheet financing product of such Person where such transaction is considered borrowed money indebtedness for tax purposes but is classified as an operating lease in accordance with GAAP, (h) all obligations of such Person to repurchase any securities which repurchase obligation is related to the issuance thereof, including, without limitation, obligations commonly known as residual equity appreciation potential shares, (i) the net obligations of such Person in respect of interest rate protection agreements, foreign currency exchange agreements, Permitted Energy Transactions or other interest or exchange rate hedging arrangements, and (j) the maximum amount of all outstanding performance and standby letters of credit issued or banker's acceptance facilities created for the account of such Person and, without duplication, all drafts drawn thereunder (to the extent unreimbursed). The Indebtedness of any Person shall include the recourse Indebtedness of any partnership or unincorporated joint venture and for which such Person is legally obligated.

(c)   Addition of Section 1.3. The Credit Agreement is amended by adding the following Section 1.3 in proper numerical order:

Section 1.3. Accounting Terms. In the event that any changes occur in GAAP after the date of this Agreement and such changes result in a material variation in the method of calculation of financial covenants or other terms of this Agreement, then the Borrower, the Agent and the Lenders agree to amend such provisions of this Agreement so as to equitably reflect such changes in order that the criteria for evaluating the Borrower's or the Parent's financial condition, as the case may be, will be the same after such changes as if such changes had not occurred. Notwithstanding the foregoing, any entity that is not a Subsidiary but would be required to be consolidated in the financial statements of the Borrower or Parent, as the case may be, because of FIN 46, (i) shall not be considered a "Subsidiary" for purposes of this Agreement and (ii) shall not be included in any computation of any financial covenant herein.

(d)   Section 5.3. Section 5.3 of the Credit Agreement is amended and restated in its entirety to read as follows:

All financial statements heretofore delivered to the Banks showing historical performance of the Borrower for each of the Borrower's fiscal years ending on or before September 30, 2005, have been prepared in accordance with generally accepted accounting principles applied on a basis consistent, except as otherwise noted therein, with that of the previous fiscal year. Each of such financial statements fairly presents on a consolidated basis the financial condition of the Borrower and its Subsidiaries as of the dates thereof and the results of operations for the periods covered thereby. The Parent and its Subsidiaries have no material contingent liabilities other than those disclosed in the Parent's financial statements or in comments or footnotes thereto, or in any report supplementary thereto, most recently furnished to the Banks as of the time such representation and warranty is made, including reports of the Parent filed with the SEC from time to time. Since September 30, 2005 through the Effective Date, there has been no event or series of events which has resulted in a Material Adverse Effect.

(e)   Section 6.2(b). Sub-Section 6.2(b) of the Credit Agreement is amended by adding the words "and in the Parent Guaranty (except Section 3(c) of the Parent Guaranty)" after the parenthetical "(except the last sentence of Section 5.3)".

(f)   Section 7.3. Sub-Sections 7.3(a) and (b) of the Credit Agreement are amended and restated in their entirety to read as follows

(a)   The Borrower will furnish to the Banks and their respective duly authorized representatives such information respecting the business and financial condition of the Parent as any Bank may reasonably request; and without any request, the Borrower will furnish each of the following to the Administrative Agent:

(i)   within one hundred twenty (120) days after the end of the Parent's fiscal year, a copy of the Parent's financial statements for such fiscal year, including the consolidated balance sheet of the Parent for such year and the related statement of income and statement of cash flow, as certified by independent public accountants of recognized national standing selected by the Parent in accordance with GAAP with such accountants' opinion to the effect that the financial statements have been prepared in accordance with GAAP and present fairly in all material respects in accordance with GAAP the consolidated financial position of the Parent and its Subsidiaries as of the close of such fiscal year and the results of their operations and cash flows for the fiscal year then ended and that an examination of such accounts in connection with such financial statements has been made in accordance with generally accepted auditing standards and, accordingly, such examination included such tests of the accounting records and such other auditing procedures as were considered necessary in the circumstances;

(ii)   within sixty (60) days after the end of each of the three quarterly fiscal periods of the Parent during the term hereof, a consolidated unaudited balance sheet of the Parent, and the related statement of income and statement of cash flow, as of the close of such period, all of the foregoing prepared by the Parent in reasonable detail in accordance with GAAP and certified by the Parent's chief financial officer, treasurer, secretary or assistant treasurer as fairly presenting the financial condition as at the dates thereof and the results of operations for the periods covered thereby; and

(iii)   within five (5) days after Parent files a Form 8-K with the SEC, a copy of said form 8-K.

Financial reports required to be delivered pursuant to subsections (i), (ii) and (iii) of this Section 7.3(a) above shall be deemed to have been delivered on the date on which such report has been posted on the SEC's website at www.sec.gov, and such posting shall be deemed to satisfy the financial reporting requirements of subsections (i), (ii) and (iii) of Section 7.3(a) above, provided that, in each instance the Borrower shall provide all other reports and certificates required to be delivered under this Section 7.3 in the manner set forth in Section 11.8.

(b)   At the time of delivery of the financial statements provided for in subsection (i) and (ii) of Section 7.3(a) above, the Borrower will deliver a Compliance Certificate executed by the chief financial officer, treasurer, secretary or assistant treasurer of each of the Borrower and the Parent, substantially in the form of Exhibit 7.3 hereto (i) demonstrating compliance with the covenants contained in Sections 7.5 and 7.6 and (ii) stating that no Default or Event of Default exists, or if any Default or Event of Default does exist, specifying the nature and extent thereof and what action the Borrower proposes to take with respect thereto.

(g)   Section 7.5(a). Sub-Section 7.5(a) of the Credit Agreement is amended and restated in its entirety to read as follows:

(a)   The Borrower will not during the term of this Agreement sell, lease or otherwise dispose of more than fifteen percent (15%) of the "regulated" consolidated fixed assets of the Borrower. For purposes of this Section 7.5(a) the amount of consolidated fixed assets shall be determined using the net book value of such assets at the time of such sale, lease or disposition.

(h)   Section 8.1.

(i)   Sub-Section 8.1(c) of the Credit Agreement is amended and restated in its entirety to read as follows:

(c)   default by (i) the Borrower in the observance or performance of any provision hereof or of any other Credit Document not mentioned in (a) or (b) above or (ii) the Parent in the observance or performance of any provision of the Parent Guaranty, which is not remedied within thirty (30) days after notice thereof shall have been given to the Borrower or the Parent, as applicable, by the Administrative Agent, provided that, with respect only to Section 7.7, if Borrower has made good faith efforts to cure such default, then the Borrower shall be afforded an additional period of time to cure such default, such additional cure period not to exceed thirty (30) days;

(ii)   Sub-Section 8.1(d) of the Credit Agreement is amended and restated in its entirety to read as follows:

(d)   (i) failure of the Borrower to pay when due, or failure of the Parent to pay when due, Indebtedness of such party in an aggregate principal amount of $35,000,000 or more, or (ii) default shall occur under one or more indentures, agreements or other instruments under which any Indebtedness of the Borrower or Indebtedness of the Parent, in either case in an aggregate principal amount of $35,000,000 or more, and such default shall continue for a period of time sufficient to permit the holder or beneficiary of such Indebtedness or a trustee therefor to cause the acceleration of the maturity of any such Indebtedness or any mandatory unscheduled prepayment, purchase or funding;

(iii)   Sub-Section 8.1(f) of the Credit Agreement is amended by replacing, at the beginning of such sub-Section, the word "Borrower" with the words "the Borrower or the Parent".

(iv)   Sub-Sections 8.1(h) of the Credit Agreement is amended by replacing "$15,000,000" with "$35,000,000".

(i)   Exhibit 7.3. Exhibit 7.3 to the Credit Agreement is hereby amended and restated in its entirety to be in the form as set forth on Exhibit 7.3 attached hereto.

2.   Consent. The Administrative Agent and the Required Banks hereby consent to the Second Alternative Rating Mechanism as set forth on Schedule 1.1 attached hereto.

3.   Effectiveness; Conditions Precedent. This Amendment shall not be effective until the following conditions have been satisfied:

(a)   Documentation. Receipt by the Administrative Agent of copies of (i) this Amendment duly executed by the Borrower and the Required Banks and (ii) the Parent Guaranty duly executed by the Parent and the Administrative Agent.

(b)   Secretary's Certificate. With respect to the Parent, receipt by the Administrative Agent of (i) the Articles of Incorporation, together with all amendments, recently certified by the appropriate governmental authority, (ii) the bylaws (or comparable constituent documents) and any amendments thereto, (iii) resolutions of the Board of Directors authorizing the execution and delivery of the Guaranty and the consummation of the transactions contemplated thereby and (iv) specimen signatures of the persons authorized to execute such documents on the Parent's behalf, certified in each instance by its Secretary or an Assistant Secretary.

(c)   Opinions. Receipt by the Administrative Agent of an opinion or opinions from counsel to the Borrower and the Parent relating to this Amendment and the Guaranty, in form and substance satisfactory to the Administrative Agent, addressed to the Administrative Agent on behalf of the Lenders and dated as of the date hereof.

(d)   Fees. The payment of all fees and expenses then due and payable.

4.   Ratification of Credit Agreement. The term "Credit Agreement" as used in each of the Credit Documents shall hereafter mean the Credit Agreement as amended and modified by this Amendment. Except as herein specifically agreed, the Credit Agreement, as amended by this Amendment, is hereby ratified and confirmed and shall remain in full force and effect according to its terms. The Borrower acknowledges and consents to the modifications set forth herein and agree that this Amendment does not impair, reduce or limit any of its obligations under the Credit

Documents (including, without limitation, the indemnity obligations set forth therein) and that, after the date hereof, this Amendment shall constitute a Credit Document.

5. Authority/Enforceability. The Borrower represents and warrants as follows:

(a) It has taken all necessary action to authorize the execution, delivery and performance of this Amendment.

(b) This Amendment has been duly executed and delivered by such Person and constitutes such Person's legal, valid and binding obligations, enforceable in accordance with its terms, except as such enforceability may be subject to (i) bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

(c) No consent, approval, authorization or order of, or filing, registration or qualification with, any court or governmental authority or third party is required in connection with the execution, delivery or performance by such Person of this Amendment.

(d) The execution and delivery of this Amendment does not (i) violate, contravene or conflict with any provision of its organizational documents or (ii) materially violate, contravene or conflict with any law, regulation, order, writ, judgment, injunction, decree or permit applicable to it.

6. Representations and Warranties of the Borrower. The Borrower represents and warrants to the Administrative Agent and the Banks that (a) the representations and warranties of the Borrower set forth in Section 5 of the Credit Agreement are true and correct in all material respects as of the date hereof, (b) after giving effect to this Amendment, no event has occurred and is continuing which constitutes a Default or an Event of Default and (c) as of the First Amendment Effective Date the Parent's Credit Rating (i) as determined by Standard & Poors' Ratings Services is BBB+ and (ii) as determined by Moody's Investors Service is A3.

7. Counterparts/Telecopy. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall constitute one and the same instrument. Delivery of executed counterparts of this Amendment by telecopy shall be effective as an original and shall constitute a representation that an original shall be delivered promptly upon request.

8. GOVERNING LAW. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF ILLINOIS.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of the parties hereto has caused a counterpart of this Amendment to be duly executed and delivered and this Amendment shall be effective as of the date first above written.

BORROWER

PEOPLES ENERGY CORPORATION,
as Borrower

By: /s/ Bradley A. Johnson
Name: Bradley A. Johnson
Title: Treasurer

ADMINISTRATIVE AGENT

BANK OF AMERICA, N.A.,
as Administrative Agent

By: /s/ John P. Wofford
Name: John P. Wofford
Title: Vice President

BANKS

BANK OF AMERICA, N.A.,
as a Bank and an Issuing Bank

By: /s/ John P. Wofford
Name: John P. Wofford
Title: Vice President

JPMORGAN CHASE BANK, N.A.,
as a Bank

By: /s/ Helen D. Davis
Name: Helen D. Davis
Title: Vice President

ABN AMRO BANK, N.V.,
as a Bank

By: /s/ Kris Grosshans
Name: Kris Grosshans
Title: Managing Director

ABN AMRO BANK, N.V.,
as a Bank

By: /s/ Ece Bennett
Name: Ece Bennett
Title: Director

THE BANK OF TOKYO-MITSUBISHI UFJ,
LTD., CHICAGO BRANCH,
as a Bank

By: /s/ Masakazu Sato
Name: Masakazu Sato
Title: Deputy General Manager

U.S. BANK NATIONAL ASSOCIATION,
as a Bank

By: /s/ David M. Hirsch
Name: David M. Hirsch
Title: Vice President

CITIBANK, N.A.,
as a Bank

By: /s/ Amit Vasani
Name: Amit Vasani
Title: Vice President

MORGAN STANLEY BANK,
as a Bank

By:
Name:
Title:

THE NORTHERN TRUST COMPANY,
as a Bank

By: /s/ Karen E. Dahl
Name: Karen E. Dahl
Title: Vice President

SUNTRUST BANK,
as a Bank

By: /s/ Yann Pirio
Name: Yann Pirio
Title: Vice President

BMO CAPITAL MARKETS FINANCING,
INC.,
as a Bank

By: /s/ Cahal Carmody
Name: Cahal Carmody
Title: Vice President

11

FIFTH THIRD BANK (CHICAGO), A
MICHIGAN BANK CORPORATION,
as a Bank

By:____ /s/ Kim Puszczewicz_____
Name:_Kim Puszczewicz_____
Title:__Vice President_____

UBS LOAN FINANCE LLC,
as a Bank

By:____ /s/ Mary E. Evans_____
Name:_Mary E. Evans_____
Title:__Associate Director_____

By:____ /s/ Irya R. Otsa_____
Name:_Irya R. Otsa_____
Title:__Associate Director_____

EXHIBIT 7.3

FORM OF COMPLIANCE CERTIFICATE

This Compliance Certificate is furnished to Bank of America, N.A, as Administrative Agent pursuant to the Credit Agreement (the "Credit Agreement") among Peoples Energy Corporation, the Banks from time to time party thereto, and Bank of America, N.A., as Administrative Agent dated as of June 13, 2006, as amended. Unless otherwise defined herein, the terms used in this Compliance Certificate have the meanings ascribed thereto in the Credit Agreement.

THE UNDERSIGNED HEREBY CERTIFY THAT:

1. The undersigned are duly elected or appointed officers of Peoples Energy Corporation and Integrys Energy Group, Inc., holding the respective titles set forth below their signatures hereto;

2. The undersigned have reviewed the terms of the Credit Agreement and have made, or have caused to be made under their supervision, a detailed review of the transactions and conditions of Integrys Energy Group, Inc. and its Subsidiaries during the accounting period covered by the financial statements for the fiscal [quarter][year] ended _____, 20__ delivered pursuant to Section 7.3(a) of the Credit Agreement;

3. The examinations described in paragraph 2 did not disclose, and the undersigned have no knowledge of, the existence of any condition or event which constitutes a Default or an Event of Default during or at the end of the accounting period covered by the above referenced financial statements or as of the date of this Compliance Certificate, except as set forth below. Without limitation to the foregoing, except as noted below the Borrower is in compliance with Section 7.5 and Section 7.6 of the Credit Agreement; and

4. Schedule 1 attached hereto sets forth (i) financial data and computations evidencing compliance with certain covenants of the Credit Agreement, all of which data and computations are true, complete and correct, and are made in accordance with the terms of the Credit Agreement, and (ii) the list of Subsidiaries in existence as of the date hereof.

Described below are the exceptions, if any, to paragraph 3 by listing, in detail, the nature of the condition or event, the period during which it has existed and the action which the Borrower has taken, is taking, or proposes to take with respect to each such condition or event:

_____

_____

_____

The foregoing certifications, together with the list set forth in Schedule 1 hereto and the financial statements delivered with this Compliance Certificate in support hereof, are made and delivered this _____ day of _____, 20____ .

_____, Integrys Energy Group, Inc.   _____, Peoples Energy Corporation

SCHEDULE 1 TO COMPLIANCE CERTIFICATE
Compliance Calculations for Credit Agreement

CALCULATION AS OF _____ ____, 20___

A.	Capital Ratio (Sec. 7.6)		
1.	Parent Total Funded Debt	$_____	
2.	Parent Net Worth, excluding accumulated other comprehensive income/loss	$_____	
3.	Sum of Line A1 plus Line A2	$_____	
4.	Capital Ratio	____:1.00	(ratio of (A) Line A1 to (B) Line A3 not to exceed 0.65 to 1.00)

List of Subsidiaries:

SCHEDULE 1.1
INTEREST RATES AND FEES

S & P/ Moody's Senior Unsecured Rating of the Parent	A/ A2 or higher	A-/ A3	BBB+/ Baa1	BBB/ Baa2	BBB-/ Baa3	lower than BBB-/ Baa3
Commitment Fee Rate	0.060%	0.070%	0.080%	0.100%	0.125%	0.200%
Base Rate Margin	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
LIBOR Margin	0.250%	0.300%	0.400%	0.500%	0.625%	0.875%

Any change in a Credit Rating of the Parent (and if applicable, any change in fees or interest payable hereunder based on such Credit Rating), shall be effective as of the date such change is announced by the applicable rating agency.

* *If the Parent is split-rated and the ratings differential is one level, the higher rating will apply. If the Parent is split-rated and the ratings differential is two levels or more, the rating level one below the higher level will apply. If at any time the Parent has no Moody's rating or no Standard & Poors' rating, the "Lower than BBB-/Baa3" level will apply; provided, however, that in such event the Borrower may propose an alternative rating agency or mechanism in replacement thereof, subject to the written consent of the Required Banks, such consent not to be unreasonably withheld, delayed or conditioned.*